UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of October, 2006

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                           SPIRENT COMMUNICATIONS PLC

                    UPDATE ON STRATEGY AND CURRENT TRADING:

                            MARGIN IMPROVEMENT PLAN

                     PROPOSED ADDITIONAL RETURN OF CAPITAL

                              REVIEW OF US LISTING

London, UK - 5 October 2006: Spirent Communications plc ("Spirent" "the Company" or "the Group") (LSE: SPT; NYSE: SPM), a leading communications technology company, is today issuing an update on current trading together with an update on its strategy, which includes plans for a further return of capital and its intention to seek a US de-listing.

Highlights:

   - Current trading in line with expectations with important new customer wins

   - Target to improve operating margin in Performance Analysis Broadband to a 15% run rate by the end of 2007 - additional restructuring actions announced across Communications

   - Proposed additional return of capital of GBP50 million

   - Intention to pursue US de-listing and SEC de-registration

Trading update

Trading in the third quarter has been consistent with the outlook indicated at the time of the interim results reported on 10 August 2006. The introduction of new products and enhancements to existing products, together with the contribution from acquisitions, is expected to lead to a modest increase in revenue for 2006 compared with 2005. Combined with the benefits of the restructuring actions taken in June 2006, this is expected to result in an improved performance for the year as a whole although, as in recent years, this will be dependent on the performance in Spirent's critical fourth quarter.

Spirent continues to show good momentum gaining market share in its key markets, with continuing strong sales performance from Spirent TestCenterTM, which has been purchased by more than 125 customers worldwide including all Spirent's top 10 customers to date. Other new and enhanced products continue to perform well, as do Spirent's faster growing regions such as Asia Pacific. Spirent has also won strategically important orders for its recently acquired products, such as SwissQual's new high-end Diversity platform for GSM/UMTS & HSDPA wireless benchmarking, which recently won a contract with O2 Germany, marking a significant step in Spirent's growth in the wireless market.

Update on strategy

Background

At the time of the disposal of HellermannTyton, the Board reiterated that Spirent's strategy is to focus on its telecommunications business and on creating shareholder value. It also stated that the proceeds from the disposal would in part be applied to growing Spirent by means of organic investment and selective acquisitions. In addition, we will continue to review Spirent's non-core business and how we might maximise its value for the benefit of shareholders. This fundamental strategic direction remains unchanged.

Margin improvement plan

The Board continues to carefully manage the balance between Spirent's cost base and maintaining the capability to generate long term growth against a background of significant product transition in its two core communications businesses, Performance Analysis and Service Assurance. It therefore continues to focus on the realignment of resources and reduction in operating expenses where appropriate across all divisions, whilst continuing to invest for the longer term in Spirent's existing and new products. This strategy positions Spirent to grow organically by gaining market share for next-generation products and solutions in triple play, wireless and fixed/mobile convergence.

Performance Analysis has two main product areas, Broadband and Wireless Positioning, being 71 per cent of sales and 29 per cent of sales, respectively. The strategic objective is to expand both the Broadband and Wireless Positioning businesses, whilst improving margins to targeted levels in the former and maintaining existing best in class returns in the latter.

In Performance Analysis Broadband, the Board is targeting a long term improvement in operating margin. The interim goal aims to deliver a run rate of 15 per cent by the end of 2007, with scope for further expansion in the future. Spirent continues to make significant organic investment in this division, most notably in its new platform, Spirent TestCenter. Spirent TestCenter was developed to change the game in testing by consolidating a host of solutions on a single platform. It is expected that 2006 will be the peak year in development spending on the platform and as its success grows, Spirent expects to be able to rationalise its product portfolio. This in turn is expected to realise significant operating efficiencies in product development, sales and marketing and other areas within the division.

As previously announced, significant restructuring actions were undertaken in the first half of 2006, the majority of which were within Service Assurance. This strategy will allow Service Assurance to target a break-even position in the short term while continuing to invest in the future of next-generation triple play IP monitoring solutions. Actions taken in the first half within Performance Analysis included changes to senior management and a reduction in work force.

Restructuring actions

Spirent announces further restructuring plans across its Communications businesses to help achieve its divisional margin targets; these are in addition to the restructuring actions announced in June 2006.

In Performance Analysis operating costs will be reduced by around a further
GBP6 million on an annualised basis at a one-time cost of around GBP1 million (to be expensed in the current financial year). The benefit of these savings will take effect during the fourth quarter of 2006. In Service Assurance, consultations have begun with regard to the closure of Spirent's loss making Glasgow and Belfast locations. This process will take some six months to conclude, with a projected annualised saving of GBP1 million identified at a one-time cost of around GBP1.5 million, plus a provision for vacant property of GBP1.5 million. These activities are expected to be transferred elsewhere within the division.

Proposed additional return of capital

As part of its growth plan, Spirent has this year also completed four small, but strategic acquisitions it had identified as attractive additions to Performance Analysis, enhancing the capabilities of both the Broadband and Wireless Positioning businesses, for an initial total consideration of GBP39.7 million. Whilst the Board will continue to review opportunities for value enhancing acquisitions the priority for the immediate future is to grow market share organically, taking advantage of the industry's anticipated future increase in spending on next-generation networks worldwide.

Accordingly, the Communications businesses are not expected to need significant cash resources for acquisitions in the near future and the Board also believes that now is the time to make the Group's capital structure more efficient. The Board therefore proposes to return an additional GBP50 million of the Group's current cash balance to shareholders. The existing rolling buy back programme has to date returned GBP28.6 million through the purchase of some 68.4 million shares and it is anticipated that the remaining GBP21.4 million will be returned to shareholders before the end of the current financial year. The additional return of capital will require shareholder approval in due course and together with the current programme will result in a total return of capital of GBP100 million.

Review of US listing and SEC registration

The Company has for a number of years been listed on both the London Stock Exchange and the New York Stock Exchange, with its primary listing in London. The US listing has however become significantly more costly and onerous in recent years, not least due to the imposition of the Sarbanes Oxley regulations. The current annual costs are some GBP3 million; the Board believes that this is disproportionate to the actual or potential benefit in maintaining the US listing and therefore has initiated a review to explore an efficient process by which the Company can de-list its shares and de-register in the United States. As a significant proportion of US employees are beneficiaries of share based incentive schemes, it is likely that as part of the review alternative incentive plans will need to be put in place.

A further update on progress towards de-listing and de-registration will be made as appropriate.

Anders Gustafsson, Chief Executive, commented:

"I am pleased to report that Spirent's current trading is in line with expectations and that we are on track to report an improved overall performance for 2006.

"The Board's annual strategy review has resulted in a proposed additional return of capital, reiteration of our margin improvement plans and an intention to de-list our shares and de-register in the US. These actions are in line with our plan to deliver shareholder value."


                                   - ends -


Anders Gustafsson,       Spirent Communications plc           +44 (0)1293 767676
Chief Executive
Eric Hutchinson,
Chief Financial Officer

Reg Hoare/ Katie Hunt/ Libby Young       Smithfield          +44 (0)20 7360 4900


   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                                 www.uppa.co.uk
                          or tel: +44 (0)20 7421 6000


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.


This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to manage a significant transition in product revenues to new product solutions incorporating latest technology; our ability to successfully expand our customer base; continuing variable market conditions; pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to the US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 5 October, 2006                     By   ____/s/ Michael Anscombe____

                                                    (Signature)*